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                          U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549


                                                  / /  OMB APPROVAL
                                                       OMB No. 3235-0058
                                                       Expires March 31, 1988

/ / FORM 12b-25               NOTIFICATION OF LATE FILING


                                                            / / SEC FILE NUMBER

                                                                1-6848


                                             (Check One):


/ / Form 10-K    / / Form 11-K   / / Form 20-F   /X/  Form 10-Q   / / Form N-SAR


                                                                / / CUSIP NUMBER


                       For Period Ended:  December 3l, 1993
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/ /Read Instructions (on back page) Before Preparing Form.  Please Print or Type

Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.
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   If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:  --------------------------
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  Part I - Registrant Information
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  Full Name of Registrant

     United Inns, Inc.
  Former Name if Applicable
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  Address of Principal Executive Office (Street and Number)
     5100 Poplar Avenue
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  City, State and Zip Code

     Memphis, TN  38137
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  Part II - Rules 12b-25 (b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/ (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III - Narrative
     State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

          See Attachment
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Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification

             J. D. Miller                    901               767-2880
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                  (NAME)                 (AREA CODE)        (TELEPHONE NUMBER)
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     (2)  Have all other periodic reports required under Section 13 or
          15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding
          12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

               /X/ YES     / / NO
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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made

               / / YES     /X/ NO

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                     (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE  February 14, 1994                      BY   /s/ J. Don Miller
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INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                  ATTENTION

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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations   (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

     1. This Form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.
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                            ATTACHMENT TO FORM 12b-25



February 14, 1994


PART III

The Registrant has been dealing with adoption of FASB 109 as of first quarter ended December 31, 1993 and making a determination as to how the tax credits, if any, should be calculated inasmuch as the Registrant is in a NOL position due to current and prior year operating losses. The process has been complicated due to inability to receive certain projected long term depreciation schedules from Registrant's data processing department, because of lack of personnel, due to a winter ice storm suffered in Memphis during the past three days.

Reduced staff related to the above mentioned ice storm has further complicated the completion of the subject Form 10Q, by placing additional operational workload on personnel who would otherwise be working on the Form.

Additional assistance has been requested of the Registrant's auditors, however, their staff has had similar obstacles presented by the inclement weather.

The Registrant will make every effort to file Form 10Q for the Quarter ended December 31, 1993 with the Commission not later than February 18, 1994.